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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                AMENDMENT NO. 3
                                       TO
 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 AND SCHEDULE 13D
                               (AMENDMENT NO. 6)
                        UNDER THE SECURITIES ACT OF 1934

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                      MERIDIAN POINT REALTY TRUST VIII CO.
                           (Name of Subject Company)

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                           EASTGROUP PROPERTIES, INC.
                            EASTGROUP-MERIDIAN, INC.
                                   (Bidders)

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                   COMMON SHARES, $0.001 PAR VALUE PER SHARE
                  PREFERRED SHARES, $0.001 PAR VALUE PER SHARE
                        (Title of Classes of Securities)

                               ----------------

                                  589954-10-6
                                  589954-20-5
                    (CUSIP Numbers of Classes of Securities)

                               ----------------

                               DAVID H. HOSTER II
                            EASTGROUP-MERIDIAN, INC.
                         c/o EASTGROUP PROPERTIES, INC.
                             300 ONE JACKSON PLACE
                            188 EAST CAPITOL STREET
                        JACKSON, MISSISSIPPI 39201-2195
                                 (601) 354-3555
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

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                                   COPIES TO:
                            JOSEPH P. KUBAREK, ESQ.
                        JAECKLE FLEISCHMANN & MUGEL, LLP
                            800 FLEET BANK BUILDING
                             TWELVE FOUNTAIN PLAZA
                            BUFFALO, NEW YORK 14202
                                 (716) 856-0600

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                                 NOT APPLICABLE
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                               Page 1 of 5 Pages

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 CUSIP NO. 589954-20-5          14D-1/A & 13D/A            PAGE 2 OF 5 PAGES
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1.  Name of Reporting Person I.R.S. Identification No. of
    Above Person

    EastGroup Properties, Inc.
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2.  Check the Appropriate Box if a Member of a Group*
                                                                     (a) [_]
                                                                     (b) [_]

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3.  SEC Use Only
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4.  Sources of Funds*
    WC
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)
                                                                         [_]

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6.  Citizenship or Place of Organization
    Maryland

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7.  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,469,556 Preferred Shares

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8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares*
                                                                            [_]

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9.  Percent of Class Represented by Amount in Row (7)
    27.9%

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10. Type of Reporting Person
    CO

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT
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  EastGroup-Meridian, Inc., (the "Purchaser"), a Missouri corporation and a wholly-owned subsidiary of EastGroup Properties, Inc. ("EastGroup"), a Maryland corporation, hereby amend their Tender Offer Statement on Schedule 14D-1 dated February 23, 1998, as amended (the "Schedule 14D-1"), and Statement on Schedule 13D with respect to the common shares, par value $0.001 per share ("Common Shares"), and preferred shares, par value $0.001 per share ("Preferred Shares"), of Meridian Point Realty Trust VIII Co. (the "Company"), a Missouri corporation. Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the Schedule 14D-1. References to the Offer to Purchase are to the Offer to Purchase filed As Exhibit (a)(1) to the
Schedule 14D-1 and references to the Supplement are references to the Supplement dated March 27, 1998 to the Offer to Purchase filed as Exhibit
(a)(12) hereto.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  Item 3(b) is amended to read in its entirety as follows:

  (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer"); Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") (as amended by the information set forth on page 11 of the Supplement); and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

  Item 5 is amended to read in its entirety as follows:

  (a) - (e) The information set forth in Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") (as amended by the information set forth on page 11 of the Supplement) and Section 13 ("The Merger Agreement") of the Offer to Purchase and under "Special Factors--Certain Effects of the Transaction" in the Supplement is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotations; and Registration Under the Exchange
Act) of the Offer to Purchase and under "Special Factors-- Certain Effects of the Transaction" in the Supplement is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  Item 6 is amended to read in its entirety as follows:

  (a) and (b) The information set forth in "Introduction," Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") (as amended by the information set forth on page 11 of the Supplement) is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  Item 7 is amended to read in its entirety as follows:

  The information set forth in "Introduction," Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") (as amended by the information set forth on page 11 of the Supplement) and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

  Item 10(a) is amended to read in its entirety as follows:


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  (a) The information set forth in Section 11 ("Contacts with the Company;
Background of the Offer"), Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") ( as amended by the information set forth on page 11 of the Supplement) of the Offer to Purchase is incorporated herein by reference.

  Item 10(f) is amended by the addition of the following (which is also set forth on page 12 of the Supplement):

  "Notwithstanding anything to the contrary contained in Section 1 ("Terms of the Offer; Extension of Tender Period; Termination; Amendments"), Section 4 ("Acceptance for Payment and Payment of Offer Price") and Section 15 ("Certain Conditions of the Offer"), all conditions of the Offer, other than the receipt of necessary governmental approvals, shall have been satisfied or waived on or prior to the Expiration Date.

ITEM 11. EXHIBITS

  Item 11 is amended by the addition of the following:

  (a)(12) Supplement dated March 27, 1998 to the Offer to Purchase.

  (a)(13) Letter dated March 27, 1998 from EastGroup to the Company's shareholders.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 1998

                                          EASTGROUP PROPERTIES, INC.

                                                    /s/ N. Keith McKey
                                          By: _________________________________
                                                   NAME: N. KEITH MCKEY
                                              TITLE: EXECUTIVE VICE PRESIDENT

                                          EASTGROUP-MERIDIAN, INC.

                                                    /s/ N. Keith McKey
                                          By: _________________________________
                                             NAME: N. KEITH MCKEY TITLE: VICE
                                                         PRESIDENT


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